77D. Policies with Respect to Security Investments

On December 10, 2001, the Board of Trustees approved changes to the Registrant's investment policies in accordance with new SEC Rule 35d-1 of the Investment Company Act of 1940. Listed below are the Fund's new investment policies, which became effective January 1, 2002.

The Fund invests primarily (i.e., at least 80% of its net assets) under normal conditions in municipal bonds, the interest on which is exempt from federal income taxes and from the personal income taxes of North Carolina and not subject to the alternative minimum tax. This policy is fundamental and may not be changed without a vote of the holders of the majority of the Fund's outstanding voting securities. These obligations are issued primarily by the state of North Carolina, its political subdivisions, municipalities, agencies, instrumentalities or public authorities and other qualifying issuers. The Fund may also invest in notes and other debt instruments the interest of which is exempt from federal income taxes and from the personal income taxes of North Carolina and not subject to the alternative minimum tax.